Exhibit 12.1

HIGHWOODS PROPERTIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$60,459	$35,278	$26,007	$51,304	$26,499
Fixed charges	98,240	98,647	97,535	95,894	92,589
Capitalized interest	(2,731)	(1,031)	(589)	(1,419)	(4,555)
Distributions of earnings from unconsolidated affiliates	3,985	4,618	5,029	4,433	4,180
Total earnings	$159,953	$137,512	$127,982	$150,212	$118,713

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$88,838	$92,838	$91,458	$87,409	$81,703
Amortization of deferred financing costs	3,802	3,685	3,312	3,385	2,760
Financing obligations interest expense	63	(409)	740	2,157	1,963
Capitalized interest	2,731	1,031	589	1,419	4,555
Interest component of rental expense	2,806	1,502	1,436	1,524	1,608
Total fixed charges	98,240	98,647	97,535	95,894	92,589
Preferred Stock dividends	2,508	2,508	4,553	6,708	6,708
Total fixed charges and Preferred Stock dividends	$100,748	$101,155	$102,088	$102,602	$99,297

Ratio of earnings to fixed charges	1.63	1.39	1.31	1.57	1.28

Ratio of earnings to combined fixed charges and Preferred Stock dividends	1.59	1.36	1.25	1.46	1.20